EXHIBIT 99.3

August 26, 2008

Compton Petroleum Corporation

3300, 425 – 1st Street S.W.

Calgary, Alberta T2P 3L8

Attention:     Norm Knecht

Dear Sirs:

Re:

Credit Agreement dated as of August 15, 2007, as amended by a first amending agreement dated as of July 2, 2008 (as so amended, the "Credit Agreement") among Compton Petroleum Corporation, as borrower (the "Borrower"), Bank of Montreal, as agent (the "Agent") and the financial institutions named therein as lenders from time to time (the "Lenders")

Terms and expressions defined in this letter (this "Letter Agreement") shall, when used herein and unless otherwise defined herein, have the same meanings as are ascribed to them in the Credit Agreement.

1.	Amendment to Credit Agreement Schedules

The Borrower, the Agent and the Lenders confirm that each of Schedule A, Schedule B, Schedule C and Schedule E of the Credit Agreement shall be replaced by Schedule A, Schedule B, Schedule C and Schedule E attached hereto, respectively.

2.	Amendments to Credit Agreement

The Credit is hereby amended by the following:

(a)

by amending the definition of "Applicable Lenders" by adding "(other than a Non-Agreeing Lender in respect of Drawdowns of Loans made after its Term Date)" immediately after the reference to "Lenders" in the first line thereof;

(b)	by amending Section 3.5 by adding "(until such time it becomes a Non-Agreeing Lender)" immediately after the reference to "Production Lender" in the second line thereof;
(c)

by amending Sections 3.9(a) and 3.9(b)(i) and by adding "Applicable" prior to the reference to "Lender" in the second line of Section 3.9(a) and the first line of Section 3.9(b)(i), and by adding "(other than Non-Agreeing Lenders)" immediately after the reference to "3.5" in the fourth line of Section 3.9(a); and

2

(d)

by amending Section 7.2(c) by adding "Provided that in respect of principal payments, such payments shall only be made to a Non-Agreeing Lender when made in relation to a reduction of the Total Commitment" at the end of that section.

3.	Miscellaneous
(a)	Save and except as amended hereby, the Credit Agreement remains in full force and effect and unamended.
(b)	For the purposes of the Credit Agreement, this Letter Agreement shall be read together with the Credit Agreement as one instrument, and this Letter Agreement shall constitute a Loan Document.
(c)	This Letter Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta.
(d)

This Letter Agreement may be executed in any number of counterparts and by different parties and separate counterparts and by facsimile signature, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same instrument.

[signature pages follow]

3

IN WITNESS WHEREOF the parties hereto have caused this Letter Agreement to be duly executed as of the 26th day of August, 2008.

THE BANK OF NOVA SCOTIA, as Lender	COMPTON PETROLEUM CORPORATION

By:	By:
Name:	Name: Norm Knecht
Title:	Title: Vice President, Finance and Chief
Financial Officer
By:
Name:
Title:

BANK OF MONTREAL, as Lender	BANK OF MONTREAL, as Agent

By:	By:
Name: John Cook	Name: John Cook
Title: Director	Title: Director

THE TORONTO-DOMINION BANK, as Lender	SOCIÉTÉ GÉNÉRALE (CANADA BRANCH), as Lender

By:	By:
Name:	Name:
Title:	Title:

By:	By:
Name:	Name:
Title:	Title:

JPMORGAN CHASE BANK, N.A. TORONTO BRANCH, as Lender	CREDIT SUISSE, TORONTO BRANCH, as Lender

By:	By:
Name:	Name:
Title:	Title:

By:	By:
Name:	Name:
Title:	Title:

4

MORGAN STANLEY SENIOR FUNDING (NOVA SCOTIA) CO., as Lender

By:
Name:
Title:

By:
Name:
Title:

5

Consent and Agreement of Guarantors:

Each of Hornet Energy Ltd., Compton Petroleum, Compton Petroleum Finance Corporation, Compton Petroleum Holdings Corporation, Stylus Energy Inc. and WIN Energy Corporation, as the Guarantors pursuant to Subsidiary Guarantees of the obligations of the Borrower to the Lenders, hereby consents and agrees to the terms of this Letter Agreement, acknowledges that its Subsidiary Guarantee remains in full force and effect and unamended, acknowledges that nothing contained in this Letter Agreement shall in any manner constitute a waiver of, or consent to, any existing Default or Event of Default, and each undertakes and agrees to take all such actions as may be required of it to give effect to and cause the performance of the terms and conditions of this Letter Agreement.

Dated as of August 26, 2008
Hornet Energy Ltd.	Compton Petroleum, by its Managing Partner, Compton Petroleum Corporation

By:	By:
Name: Norm Knecht	Name: Norm Knecht
Title: Vice President, Finance and Chief Financial Officer	Title: Vice President, Finance and Chief Financial Officer
Compton Petroleum Finance Corporation	Compton Petroleum Holdings Corporation

By:	By:
Name: Norm Knecht	Name: Norm Knecht
Title: Vice President, Finance and Chief Financial Officer	Title: Vice President, Finance and Chief Financial Officer

Stylus Energy Inc.	WIN Energy Corporation

By:	By:
Name: Norm Knecht	Name: Norm Knecht
Title: Vice President, Finance and Chief Financial Officer	Title: Vice President, Finance and Chief Financial Officer

Schedule "A" to the Fifth Amended and Restated Credit Agreement dated as of the 15th day of August, 2007, as amended by a First Amending Agreement dated the 2nd day of July, 2008, between COMPTON PETROLEUM CORPORATION as Borrower and a consortium of Lenders with BANK OF MONTREAL as Agent

NOTICE OF ACCOMMODATION, REPAYMENT, PREPAYMENT OR

CANCELLATION OF COMMITMENTS

Date: ________________________

Agent's Branch of Account

Global Distribution Services

19th Floor, First Canadian Place

100 King Street West

Toronto, Ontario

M5X 1A1

Attention: Director

Dear Sirs:

We refer to the Fifth Amended and Restated Credit Agreement dated as of the 15th day of August, 2007, as amended by a First Amending Agreement dated the 2nd day of July, 2008, between COMPTON PETROLEUM CORPORATION, as Borrower, and a consortium of Lenders with BANK OF MONTREAL, as Agent (as supplemented, amended, restated or replaced from time to time, the "Credit Agreement"). Capitalized terms used herein have the same meaning as in the Credit Agreement.

We hereby give notice of our request for an [Accommodation from the Revolving Lenders, repayment, prepayment and/or cancellation of a Commitment] pursuant to Section [3.5, 3.6, 3.12 or 4.3] of the Credit Agreement as follows:

1.	Amount of [Accommodation from the Revolving Lenders, repayment, prepayment and/or cancellation of Commitment of the Revolving Lenders] [Cdn. $ or US $] __________________.
2.	Date of [Accommodation from the Revolving Lenders, repayment, prepayment and/or cancellation of Commitment of the Revolving Lenders] is ______________________.
3.	[If applicable]. Nature of [Accommodation from the Revolving Lenders, repayment or prepayment] is by way of a [Prime Loan, US Base Rate Loan, Libor Loan or Bankers' Acceptance, Letter of Credit].
4.	Facility under which the Accommodation from the Revolving Lenders is to be drawn [Production Facility] [Working Capital Facility].
5.

[If applicable]. The amount of the [Total Commitment] to be cancelled is Cdn. $ _____________________________________. Accordingly, the amount of the Commitment of each Revolving Lender and the amount of the [Total Commitment] after giving effect to the cancellation request shall be as follows:

[specify particulars]

2

6.	[If applicable]. The Libor Interest Period for the Libor Loan is _____________ months.
7.	[If applicable]. The details with respect to the Letter of Credit are _______________________________.
8.	[If applicable]. The term of each Bankers' Acceptance shall be for a Standard Term of ______ days, maturing on _____________________.
9.	[If applicable - Borrowing Notice only] We hereby certify that:
(a)

except as disclosed to the Agent in writing, the representation and warranties contained in Section 2.1 of the Credit Agreement are and will be true and correct on the date hereof and on the Drawdown Date, as applicable, with the same effect as if such representations and warranties were made on the date hereof;

(b)	on the date hereof and on the Drawdown Date, as of the last day of the Fiscal Quarter most recently ended for which internal financial statements are available:
(i)	the "Fixed Charge Coverage Ratio" was not less than 2.5 to 1.0, determined on a pro forma basis as required under the 2005 Senior Unsecured Note Agreement;
(ii)	the sum of CDN $150,000,000 plus 25% of "Adjusted Consolidated Net Tangible Assets" (as defined in the 2005 Senior Unsecured Note Agreement) was not less than Cdn$ ________; and
(iii)

any Accommodations from the Revolving Lenders requested hereunder will constitute "Permitted Debt" as defined in and for the purposes of the 2002 Senior Unsecured Note Agreement and the 2005 Senior Unsecured Note Agreement; and

(c)	there exists no Default or Event of Default.

Yours very truly,

COMPTON PETROLEUM CORPORATION

By:  ___________________________

Title:  __________________________

Schedule "B" to the Fifth Amended and Restated Credit Agreement dated as of the 15th day of August, 2007, as amended by a first amending agreement dated as of the 2nd day of July, 2008, between COMPTON PETROLEUM CORPORATION as Borrower and a consortium of Lenders with BANK OF MONTREAL as Agent

NOTICE OF CONVERSION

Date: ________________________

Agent's Branch of Account

Global Distribution Services

19th Floor, First Canadian Place

100 King Street West

Toronto, Ontario

M5X 1A1

Attention: Director

Dear Sirs:

We refer to the Fifth Amended and Restated Credit Agreement dated as of the 15th day of August, 2007, as amended by a first amending agreement dated as of the 2nd day of July, 2008, between COMPTON PETROLEUM CORPORATION, as Borrower, and a consortium of Lenders with BANK OF MONTREAL, as Agent (as supplemented, amended, restated or replaced from time to time, the "Credit Agreement"). Capitalized terms used herein have the same meaning as in the Credit Agreement.

We hereby give notice of a conversion of Accommodations pursuant to Section 3.14 of the Credit Agreement.

We have outstanding [Cdn. $ or US $] __________ by way of [Prime Loan, US Base Rate Loan, Libor Loan or Bankers' Acceptance to [the Revolving Lenders][Non-Agreeing Lenders]]. Please convert [Cdn. $ or US $] ___________________ outstanding by way of _________________________ [Prime Loan, US Base Rate Loan, Libor Loan or Bankers' Acceptance] into a ______ [Prime Loan, US Base Rate Loan, Libor Loan or Bankers' Acceptance] in the same currency on the ______ day of ______________199___.

[If Applicable] The Libor Interest Period for the Libor Loan is ____ months.

[If Applicable] The term of each such Banker's Acceptance shall be for a Standard Term of ______ _______ days, maturing on _______________________.

We hereby certify that:

except as disclosed to the Agent in writing, the representation and warranties contained in Section 2.1 of the Credit Agreement are and will be true and correct on the date hereof and on the Conversion Date, as applicable, with the same effect as if such representations and warranties were made on the date hereof;

(d)	on the date hereof and on the Conversion Date, as of the last day of the Fiscal Quarter most recently ended for which internal financial statements are available:

B-2

(i)	the "Fixed Charge Coverage Ratio" was not less than 2.5 to 1.0, determined on a pro forma basis as required under the 2005 Senior Unsecured Note Agreement;
(ii)	the sum of CDN $150,000,000 plus 25% of "Adjusted Consolidated Net Tangible Assets" (as defined in the 2005 Senior Unsecured Note Agreement) was not less than Cdn$ ________; and
(iii)

any conversion of Accommodations requested hereunder will constitute "Permitted Debt" as defined in and for the purposes of the 2002 Senior Unsecured Note Agreement and the 2005 Senior Unsecured Note Agreement; and

(e)	There exists no Default or Event of Default.

Yours very truly,

COMPTON PETROLEUM CORPORATION

By:  ___________________________

Title:  __________________________

Schedule "C" to the Fifth Amended and Restated Credit Agreement dated as of the 15th day of August, 2007, as amended by a first amending agreement dated as of the 2nd day of July, 2008, between COMPTON PETROLEUM CORPORATION as Borrower and a consortium of Lenders with BANK OF MONTREAL as Agent

NOTICE OF ROLLOVER

Date: ________________________

Agent's Branch of Account

Global Distribution Services

19th Floor, First Canadian Place

100 King Street West

Toronto, Ontario

M5X 1A1

Attention: Director

Dear Sirs:

We refer to the Fifth Amended and Restated Credit Agreement dated as of the 15thday of August, 2007, as amended by a first amending agreement dated as of the 2nd day of July, 2008, between COMPTON PETROLEUM CORPORATION, as Borrower, and a consortium of Lenders with BANK OF MONTREAL, as Agent (as supplemented, amended, restated or replaced from time to time, the "Credit Agreement"). Capitalized terms used herein have the same meaning as in the Credit Agreement.

We hereby give notice of a Rollover of a [Libor Loan/Bankers' Acceptance] pursuant to Section 3.15 or 3.9(b)(ii), respectively, of the Credit Agreement.

We have outstanding US $ _______________ by way of Libor Loan to the [Revolving Lenders] [Non-Agreeing Lenders]. The Libor Interest Period in respect of such Libor Loan expires on _____________________, ____. Please rollover such Libor Loan such that the subsequent Libor Interest Period is _____ months.

We have outstanding Cdn. $______________ by way of Bankers' Acceptance to the [Revolving Lenders] [Non-Agreeing Lenders] which matures on __________________. Please Rollover Cdn. $______________ of such Bankers' Acceptance. We will forward a Notice of Accommodation by way of Bankers' Acceptance in the form of Schedule "A" to the Credit Agreement on the date of Rollover.

The term of each such Bankers' Acceptance shall be Standard Term of ______ days maturing on ______________________.

We hereby certify that:

except as disclosed to the Agent in writing, the representation and warranties contained in Section 2.1 of the Credit Agreement are and will be true and correct on the date hereof and on the Rollover Date, as applicable, with the same effect as if such representations and warranties were made on the date hereof;

(f)	on the date hereof and on the Rollover Date, as of the last day of the Fiscal Quarter most recently ended for which internal financial statements are available:

C-2

(i)	the "Fixed Charge Coverage Ratio" was not less than 2.5 to 1.0, determined on a pro forma basis as required under the 2005 Senior Unsecured Note Agreement;
(ii)	the sum of CDN $150,000,000 plus 25% of "Adjusted Consolidated Net Tangible Assets" (as defined in the 2005 Senior Unsecured Note Agreement) was not less than Cdn$ ________; and
(iii)

any rollover of Accommodations requested hereunder will constitute "Permitted Debt" as defined in and for the purposes of the 2002 Senior Unsecured Note Agreement and the 2005 Senior Unsecured Note Agreement; and

(g)	There exists no Default or Event of Default.

Yours very truly,

COMPTON PETROLEUM CORPORATION

By:  ___________________________

Title:  __________________________

Schedule "E" to the Fifth Amended and Restated Credit Agreement dated as of the 15th day of August, 2007, as amended by a first amending agreement dated as of the 2nd day of July, 2008, between COMPTON PETROLEUM CORPORATION as Borrower and a consortium of Lenders with BANK OF MONTREAL as Agent

REQUEST FOR AN OFFER OF EXTENSION

Date:__________________________

Agent's Branch of Account

Global Distribution Services

19th Floor, First Canadian Place

100 King Street West

Toronto, Ontario

M5X 1A1

Attention: Director

Dear Sirs:

We refer to the Fifth Amended and Restated Credit Agreement dated as of the 15th day of August, 2007, as amended by a first amending agreement dated as of the 2nd day of July, 2008, between COMPTON PETROLEUM CORPORATION, as Borrower, and a consortium of Lenders with BANK OF MONTREAL, as Agent (as supplemented, amended, restated or replaced from time to time, the "Credit Agreement"). Capitalized terms used herein have the same meaning as in the Credit Agreement.

In accordance with Section 3.17 of the Credit Agreement, we hereby request that the Revolving Lenders each provide an offer to extend its Term Date and Maturity Date for a period of 364 days.

We hereby certify that:

1.

except as disclosed to the Agent in writing, the representations and warranties contained in Section 2.1 of the Credit Agreement are and will be true and correct on the date hereof and on the date of extension, as applicable, with the same effect as if such representations and warranties were made on the date hereof;

2.

as at the end of the Fiscal Quarter most recently ended, the "Fixed Charge Coverage Ratio" was not less than 2.5 to 1.0, determined on a pro forma basis as required under the 2005 Senior Unsecured Note Agreement;

3.

as at the end of the Fiscal Quarter most recently ended, the sum of CDN $150,000,000 plus 25% of "Adjusted Consolidated Net Tangible Assets" (as defined in the 2005 Senior Unsecured Note Agreement) was not less than Cdn$ ________; and

4.	there exists no Default or Event of Default.

If you are in agreement with this extension on the existing terms and conditions, please execute the counterpart of this Request for an Offer of Extension and return it to us.

COMPTON PETROLEUM CORPORATION

By:

Title:

Agreed to by:

BANK OF MONTREAL, as Agent

By:

Title:

Date: